Mail Stop 4561

June 27, 2006

Ken Chu
501 Alliance Avenue, Suite 400
Toronto, Ontario M6N 2J1

> **Re:** **Empire Global Corp.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed May 16, 2006**
> **Form 10-QSB/A for Fiscal Quarter Ended March 31, 2006**
> **Filed May 26, 2006**
> **Form 8-K**
> **Filed November 3, 2005**
> **File No. 000-50045**

Dear Mr. Chu:

We have reviewed your filing**s** and have the following comment**s**. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document**s**. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A

Financial Statements and Notes

Consolidated Statements of Stockholders' Deficit, page F-4

1. 501 Canada Inc., the private operating company, is the survivor of the recapitalization with the public shell company, Empire Global Corporation, the private operating company's stockholders' equity should be reflected in the statement retroactively adjusted as of the beginning of the earliest period presented for the effect of the recapitalization. Please advise.

Note 4 – Revenue Producing Real Estate, page F-11

2. We note that 501 recently acquired a property. What consideration was given to providing summary pro forma information to show the impact of the recent acquisition. In addition, clarify how you assigned the allocation of the acquisition price for the property. Refer to SFAS 141.

Note 9 – Notes Receivable, page F-12

3. We note that in connection with the divestiture of IMM Investments you received a note receivable for the full sales price collateralized by the underlying shares. In addition, we note you subsequently modified the terms of the note so interest would not be payable until maturity of the note. Given the lack of significant financial investment in the business by the buyer, advise us how you determined the risks and rewards of ownership for IMM Investments was transferred to the buyer. Reference is made to SAB Topic 5.E.

Note 15 – Capital Stock, page F-17

4. We noted that the company took in effect a 10 for 1 reverse stock split on June 30, 2005 and September 30, 2005. We also noted that it is indicated that the reverse stock splits are presented retroactively in the financial statements. Please explain how these reverse stock splits are presented retroactively in the company's Statement of Stockholder's Deficit.

Note 16 – Subsequent Events, page F-17

5. Reference is being made to page 20 of the Business Section. We noted that you included financial information relating to Excel Empire Limited. Please clarify whether the acquisition of Excel Empire Limited is probable. If so, please clarify how you considered the reporting requirements of Item 310(c) of Regulation S-B.

Form 10-QSB/A

Item 3 – Controls and Procedures, page 22

6. We noted that the company performed an evaluation of the effectiveness of the design and operations or your disclosure controls and procedures *within 90 days* prior to your filing the company's December 31, 2005 Form 10-KSB. Pursuant to Item 307 of Regulations S-B as amended by Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which was effective August 14, 2003, such evaluation should be performed *as of the end of the period* covered by the report. Tell us how you considered such requirements.

Exhibit 32.2, Certification - Principal Financial Officer

7.  Clarify to us why your certification makes reference to Form 10-KSB as oppose to Form 10-QSB for the period ending March 31, 2006.

Form 8-K/A filed November 3, 2005

Report of Independent Registered Public Accounting Firm, page 1

8.  We noted that the report of the independent registered public accounting firm for 501 Canada Inc., was not signed.  Please confirm that a manually signed audit opinion has been received from the independent registered public accounting firm.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Detailed cover letters greatly facilitate our review.  Please file your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413you have questions.


Sincerely,


Cicely LaMothe
Accounting Branch Chief